UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003.

ROCKWELL COLLINS
Retirement Savings
Plan for
Salaried Employees

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**52-2314475** **(I.R.S. Employer Identification No.)**
400 Collins Road NE **Cedar Rapids, Iowa** **(Address of principal executive offices)**	**52498** **(Zip Code)**

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement Savings Plan for Salaried Employees

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Rockwell Collins Retirement Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of Rockwell Collins Retirement Savings Plan for Salaried Employees (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

June 15, 2004

ROCKWELL COLLINS
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
NET ASSETS AVAILABLE FOR BENEFITS - Investments:		
Rockwell Collins Defined Contribution Master Trust	$571,909,621	$397,182,621
Loan Fund	12,101,111	11,682,197
NET ASSETS AVAILABLE FOR BENEFITS	$584,010,732	$408,864,818

See notes to financial statements.

ROCKWELL COLLINS
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Investment income (loss):		
Net income (loss) in Rockwell Collins Defined Contribution Master Trust	$120,459,045	$ (27,588,409)
Interest	788,449	962,149
Total investment income (loss)	121,247,494	(26,626,260)
Contributions:		
Employer	28,925,197	28,382,968
Participants	53,417,057	50,200,155
Rollovers	1,908,576	2,755,735
Loans rolled over	-	230,434
Total contributions	84,250,830	81,569,292
Transfers in from plan conversions (Note 1)	-	4,883,408
Total additions	205,498,324	59,826,440
DEDUCTIONS:		
Payments to participants or beneficiaries	(29,189,597)	(26,197,298)
Deemed distributions of loan defaults	(706,419)	(798,443)
Administrative expenses	(561,030)	(267,976)
Total deductions	(30,457,046)	(27,263,717)
NET TRANSFERS BETWEEN AFFILIATED PLANS	104,636	105,398
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	175,145,914	32,668,121
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	408,864,818	376,196,697
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$584,010,732	$ 408,864,818

See notes to financial statements.

ROCKWELL COLLINS
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN

This brief description of the Rockwell Collins Retirement Savings Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Rockwell Collins, Inc. (the "Company" or the "Plan Administrator") maintains three defined contribution savings plans for the benefit of its employees. The investment assets of these plans are held and administered by Rockwell Collins Defined Contribution Master Trust (the "Master Trust"). These plans include the Rockwell Collins Retirement Savings Plan for Hourly Employees, the Rockwell Collins Retirement Savings Plan for Salaried Employees and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Employee Benefit Plan Committee of the Company selects all investment managers.

In an effort to reduce administrative expenses related to the plans, the Plan Administrator consolidated the roles of trustee and record keeper. Wells Fargo of California, N.A. who had been the trustee from the inception of the Plan, transferred its duties and responsibilities as trustee to Fidelity Management Trust Company (the "Trustee") effective with the close of business on August 31, 2003. The Trustee maintains supporting records for the purpose of allocating the net assets and the gain or loss of the investment accounts to each of the participant plans.

During 2002, the Company made two acquisitions: Communications Solutions, Inc. and Airshow, Inc., a division of Acterna, Inc. In connection with these acquisitions, the Plan received transfers from the predecessor qualified plans of $1,307,332 from the Communications Solutions 401(k) Plan on September 3, 2002 and $3,576,076 from the Acterna 401(k) Savings Plan on October 8, 2002.

General – The Plan is a defined contribution plan sponsored by the Company. All salaried employees are eligible to participate in the Plan. The Rockwell Collins Employee Benefit Committee and the Plan Administrator control and manage the operation and administration of the Plan. The assets are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment options used by participants include eighteen mutual funds and the following stock fund specific to the Plan:

- ***Rockwell Collins, Inc. Stock Fund*** – Invests principally in the common stock of Rockwell Collins, Inc. but may hold cash. Effective June 1, 2002, participants may elect to transfer all or a portion of their balances in Company contributions in the Rockwell Collins, Inc. Stock Fund to any of the eighteen mutual fund alternatives at any time.

Certain participants have or had balances in the following stock funds that no longer allow additional contributions or transfers from other funds:

- ***ArvinMeritor Stock Fund*** – Invests principally in the common stock of ArvinMeritor Automotive, Inc. but may hold cash.

- ***Boeing Stock Fund*** – Invests principally in the common stock of Boeing Company but may hold cash.

- ***Conexant Companies Stock Fund*** – Invests principally in the common stock of Conexant Systems, Inc. and its subsequent spin-offs but may hold cash.

- ***Rockwell Automation Stock Fund*** – Invests principally in the common stock of Rockwell Automation, Inc. but may hold cash.

Effective December 31, 2002, the Boeing Stock Fund and the ArvinMeritor Stock Fund were terminated. Investments remaining in these funds on December 31, 2002 were moved by default into the Fidelity Managed Income Portfolio II Fund on that date.

Contributions – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation. The limit was raised effective October 1, 2003 for all participants to 50% of base compensation. Participant contributions can be made either before or after United States federal taxation of a participant's base compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant's base compensation. Effective March 1, 2004, highly compensated employees may contribute up to 20% on a pre-tax basis, subject to limitations. Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Plan, not to exceed $1,000, $2,000, and $3,000 for the Plan years ended December 31, 2002, 2003, and 2004, respectively. No Company contributions will be made with respect to the catch-up contributions.

The Company contributes an amount equal to 75% of the first 8% of base compensation contributed by participants. Company contributions are made to the Rockwell Collins, Inc. Stock Fund. Participants may elect to transfer all or a portion of their balances in Company contributions in the Rockwell Collins, Inc. Stock Fund to any of the available investment alternatives at any time.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Elections – Participants may elect to have participant contributions made to any of the funds that are available to participant contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Fidelity Managed Income Portfolio II Fund.

Unit Values – Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Collins, Inc. common stock held in the Rockwell Collins, Inc. Stock Fund. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

Vesting – Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after three years of vested service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Company contributions.

Loans – Loans may be obtained from the balance of a participant's account in amounts not less than $1,000 and not greater than the lesser of $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans. Participants may have up to two outstanding loans at a time. Loans are collateralized by the remaining balance in the participants' account. Interest is charged at a rate equal to the prime rate plus 1% at time of loan origination. Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, and 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant's account.

Forfeitures – The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The Plan contains specific break in service provisions that enable a participant's account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $78,667 and $170,365, respectively. During the years ended December 31, 2003 and 2003, Company contributions were reduced by $227,127 and $139,844, respectively, from forfeited nonvested accounts.

Plan Termination – Although the Company has not expressed any current intent to terminate the Plan, the Company has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

Benefit Payments – Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

Upon retirement, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the Internal Revenue Code.

Upon termination of employment other than retirement, participants receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the Internal Revenue Code.

Administrative Expenses – Through June 30, 2002, administrative expenses were paid by the Company with the exception of trustee fees and investment management fees. Since July 1, 2002, the Plan has borne all administrative costs. Expenses are allocated to the participants as a percentage of their account. These charges appear as transactions against each participant account for each fund in which they invest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments – Investment in the Master Trust is stated at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust, which are primarily based on quoted market prices. The loan fund is stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are accrued on the ex-dividend date.

Use of Estimates – Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the amounts reported in the financial statements.

Benefits Payments – Account balances of persons who have elected to withdraw from the Plan but have not been paid at December 31, 2003 and 2002 totaled $0 and $86,754, respectively.

Benefit payments are recorded when paid.

Reclassification – Certain prior year information has been reclassified to conform with the current year's presentation.

3. DEFINED CONTRIBUTION MASTER TRUST

The Plan's investment assets, with the exception of the Participant Loan Fund, are held in the Master Trust account at the Trustee. This Plan participates in the Master Trust along with the Rockwell Collins Retirement Savings Plan for Hourly Employees and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (collectively, the "participating plans"). Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Trustee maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.

The Master Trust investments are valued at fair value at the end of each day.

The net earnings or loss of the accounts for each day is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2003 and 2002 consist of the following:

	2003	2002
Cash	$ 88,217	$ 403,727
Money market funds	-	1,546,408
Mutual funds	378,470,734	266,149,643
Equity investments	65,275,985	43,794,863
Rockwell Collins, Inc. common stock	156,426,047	103,749,253
Receivables - Accrued interest and dividends	-	5,109
Net assets	$600,260,983	$415,649,003
Plan's investment in Master Trust	$571,909,621	$397,182,621
Plan's investment in Master Trust as a percentage of total	95.3 %	95.6 %

The net investment income (loss) of the Master Trust for the years ended December 31, 2003 and 2002 consist of the following:

	2003	2002
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ 48,853,120	$ (42,149,323)
Equity investments	68,901,801	4,546,196
Net appreciation (depreciation)	117,754,921	(37,603,127)
Interest and dividends	8,173,089	8,467,239
Net investment income (loss)	$125,928,010	$ (29,135,888)
Plan's net investment income (loss)	$120,459,045	$ (27,588,409)

The Master Trust's investments which exceeded 5% of Master Trust net assets as of December 31, 2003 and 2002 are as follows:

Description of Investment	2003	2002
Rockwell Collins, Inc. common stock*	$156,426,047	$103,749,253
Fidelity Dividend Growth Fund*	97,883,935	67,030,258
Fidelity Managed Income Portfolio II Fund*	80,179,761	68,627,485
Rockwell Automation, Inc. common stock	52,679,995	37,459,378
Fidelity Mid-Cap Stock Fund*	47,395,381	27,632,678
Fidelity U.S. Equity Index Commingled Pool*	33,093,016	20,370,093
Fidelity U.S. Bond Index Fund*		26,041,170

*Represents a party-in-interest to the Master Trust.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable provisions of the IRC. As a result, no provision for income taxes has been included in the Plan's financial statements.

5. PARTY-IN-INTEREST TRANSACTIONS

As described in Note 1, the Plan invests in common stock of the Company.

Plan investments in the Master Trust are managed by the Trustee and these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.

6. SUBSEQUENT EVENT

During December 2003, the Company acquired NLX, LLC. The employees of NLX became eligible to participate in the Plan on January 1, 2004. In connection with this acquisition, the Plan received transfers of $14,521,612 on April 5, 2004.

* * * *

ROCKWELL COLLINS
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

Identity of Issuer, Borrower, Lessor or Similar party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Part or Maturity Value	Current Value
Fidelity Investments Institutional Operations Company, Inc.*	Rockwell Collins Defined Contribution Master Trust	$571,909,621
Various participants*	Participant loans; prime rate plus 1%, (5.25% - 11.0%) due 2004 to 2012	12,101,111
Total assets held for investment purposes		$584,010,732

*Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

Date: 6/16/2004

Dennis J. Popovec
Plan Administrator

Date: 6/16/2004

David H. Brehm
Vice President, Finance & Controller

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-63100, 333-63120, and 333-72814 on Form S-8 and Nos. 333-63142 and 333-72914 on Form S-3 of Rockwell Collins, Inc. of our report dated June 15, 2004, appearing in this Annual Report on Form 11-K of Rockwell Collins Retirement Savings Plan for Salaried Employees for the year ended December 31, 2003.

Deloitte & Touche LLP

Chicago, Illinois
June 25, 2004